Summit Midstream Partners, LP

910 Louisiana Street, Suite 4200

Houston, Texas 77002

August 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Summit Midstream Partners, LP

Registration Statement on Form S-8 (SEC File No. 333-280399) filed on June 21, 2024

Request For Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Summit Midstream Partners, LP (the “Partnership”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw, effective as of the date hereof or at the earliest possible practicable date hereafter, its Registration Statement filed under Form S-8 (File No. 333-280399), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement registered 750,000 shares of the Partnership’s common units representing limited partnership interests (the “Common Units”) issuable pursuant to the Summit Midstream Partners, LP 2022 Long-Term Incentive Plan (as amended from time to time, the “Plan”). The withdrawal is requested as the Partnership does not intend to grant awards pursuant to the Plan during the next twelve months. No securities were sold pursuant to the Registration Statement.

The Partnership hereby respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest possible practicable date hereafter. The Partnership also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of Summit Midstream Corporation, the successor issuer to the Partnership, for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Partnership receives notice from the Commission that this application will not be granted.

Please direct any questions or comments regarding this correspondence to Julian Seiguer, P.C., or Anthony Sanderson at Kirkland & Ellis LLP at (713) 836-3334 or (202) 389-3205.

Thank you for your assistance.

Sincerely,

/s/ James D. Johnston
James D. Johnston
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary